Exhibit 7.1

Calculation of Ratio of Earnings to Fixed Charges (times)

The ratio of earnings to fixed charges is determined using the following applicable factors:

Earnings available for fixed charges are calculated, first, by determining the sum of: (a) net profit before taxation and the Unilever Group’s share of net profit/(loss) of joint ventures and associates; (b) dividend income receivable from joint ventures and associates; and (c) fixed charges, as defined below.

Fixed charges are calculated as the sum of: (a) finance costs (both expensed and capitalized); and (b) one-third of lease costs (e.g., that portion of rental expense that is representative of the interest factor).

Earnings to Fixed Charges	€ million 2016	€ million 2015	€ million 2014	€ million 2013	€ million 2012
Earnings
Net profit	5,547	5,259	5,515	5,263	4,836
Add: Taxation	1,922	1,961	2,131	1,851	1,697
(Less)/Add: Share of net profit/(loss) of joint ventures and associates	(127)	(107)	(98)	(113)	(105)
Add: Dividend income receivable from joint ventures and associates	144	124	131	110	119
Add: Fixed charges	761	694	678	663	712

	8,247	7,931	8,357	7,774	7,259

Fixed charges
Finance costs	584	516	500	500	526
Add: One-third of lease costs	177	178	178	163	186

	761	694	678	663	712

Ratio of earnings to fixed charges (times)	10.8	11.4	12.3	11.7	10.2